Exhibit 99.1

VBL Therapeutics Resumes U.S. Enrollment in OVAL Phase 3 Trial as FDA Authorizes Clinical Use of VB-111 Batches Produced in Modiin Facility

●	U.S. FDA CMC clearance of VB-111 produced in Modiin, Israel facility an important milestone toward potential commercialization

●	OVAL Phase 3 trial evaluating VB-111 in platinum resistant ovarian cancer has recruited nearly 80% of target enrollment; remains on track to complete enrollment in 1Q22

●	OVAL PFS readout expected in the 2H22 may support BLA submission

TEL AVIV, Israel, Aug. 30, 2021 (GLOBE NEWSWIRE) – VBL Therapeutics (Nasdaq: VBLT) today announced enrollment of new patients in VB-111 studies in the Unites States will resume immediately following authorization by the U.S. Food and Drug Administration (FDA) Chemistry, Manufacturing and Controls (CMC) Group to use of new batches of ofranergene obadenovec (VB-111) produced in VBL’s commercial-scale GMP Modiin, Israel facility in clinical studies in the United States.

In June, VBL was notified by the FDA that clearance of new VB-111 batches for clinical use in the United States was pending the completion of a technical review by the CMC group, which focused on the comparability of VB-111 manufacturing between different source sites. VBL prepared and submitted the requested data and documentation to the FDA in early August and the FDA has now provided clearance for VBL to use new batches of VB-111 produced in its commercial-scale facility located in Modiin, Israel. VBL has sufficient FDA-cleared batches and will resume patient recruitment in the OVAL trial in the United States.

The OVAL trial evaluating VB-111 in ovarian cancer is planned to enroll approximately 400 patients globally and nearly 80% of patients have already been recruited. The trial has two primary endpoints: progression free survival (PFS) and overall survival (OS). Successfully meeting either primary endpoint has the potential to support a biologics license application (BLA). Meeting the PFS endpoint, with a readout anticipated in the second half of 2022, could accelerate BLA submission by approximately one year, subject to discussions with the FDA, compared to original projections based on the readout of the OS primary endpoint that remains anticipated in 2023.

About VB-111 (ofranergene obadenovec; `ofra-vec`)

VB-111 is an investigational anti-cancer gene-therapy agent in development to treat a wide range of solid tumors. VB-111 is a unique biologic agent designed to use a dual mechanism to target solid tumors. Its mechanism combines the blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed in past clinical research to be generally well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. VB-111 has received orphan designation for the treatment of ovarian cancer from the European Commission. VB-111 has also received orphan drug designation in both the United States and Europe, and fast track designation in the United States, for prolongation of survival in patients with recurrent glioblastoma. VB-111 demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer (NCT01711970).

About the OVAL trial (NCT03398655)

OVAL (VB-111-701/GOG-3018) is an international Phase 3 randomized pivotal registration-enabling clinical trial comparing a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in patients with platinum-resistant ovarian cancer. The trial is planned to enroll approximately 400 adult patients. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune or inflammatory indications. VBL has developed three platform technologies: a gene-therapy based platform for targeting newly formed blood vessels with focus on cancer, an antibody-based platform targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the lecinoxoids platform, comprised of a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent in development to treat a wide range of solid tumors. VB-111 is currently being studied in a Phase 3 registration-enabling trial for platinum-resistant ovarian cancer. To learn more about VBL Therapeutics, please visit vblrx.com or follow the company on LinkedIn, Twitter, YouTube or Facebook.

About The GOG Foundation, Inc.

The GOG Foundation, Inc. (GOG) is a not-for-profit organization with the purpose of promoting excellence in the quality and integrity of clinical and basic scientific research in the field of gynecologic malignancies. The GOG is committed to maintaining the highest standards in clinical trials development, execution, analysis and distribution of results. The GOG is the only group in the United States that focuses its research on women with pelvic malignancies, such as cancer of the ovary, uterus and cervix. The GOG is multi-disciplinary in its approach to clinical trials, and includes gynecologic oncologists, medical oncologists, pathologists, radiation oncologists, nurses, statisticians, basic scientists, quality of life experts, data managers and administrative personnel.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding anticipated timing of PFS and OS readouts for OVAL trial of VB-111, ability of PFS readout to support BLA submission, and expected enrollment in the OVAL trial,. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that financial resources do not last for as long as anticipated, and that VBL may not realize the expected benefits of its intellectual property protection. In particular, the addition of PFS as a primary endpoint in the OVAL trial is not assurance that the trial will meet either of its primary endpoints, that it will do so within any particular time frame, or that VBLwill obtain positive results to support any marketing application or further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:
Catherine Day
+1-917-763-2709
Catherine@newdaybioconsulting.com